  Exhibit 99.4

Relevant part of the Minute of Central Puerto S.A. Board of Directors’ Meeting held on May 13, 2019

Minute No. 340: The meeting of the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”) was held on May 13, 2019, in the City of Buenos Aires, with the presence of Directors Osvaldo Arturo RECA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Cristián LOPEZ SAUBIDET, Jorge VILLEGAS and Liliana MURISI, who is attending the meeting via videoconference. Also present are Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON, members of the Company’s Audit Statutory Committee. At 11:00 a.m., and quorum being present, the meeting commenced and the first Item of the Order of Business was open for discussion: 1) ELECTION OF AUTHORITIES (PRESIDENT AND VICE PRESIDENT). Miguel DODERO took the floor and stated that, by virtue of the election of members of the Board of Directors that took place at the General Meeting of Shareholders and the Special Meeting of Shareholders held on April 30, 2019, the current Board was entitled to elect the members who would serve as President and Vice President of the Company during the current term. In that sense, he moved to elect Osvaldo Arturo RECA as president, and Jorge Anibal RAUBER as vice president of the Company. The motion was approved unanimously by the directors present, with the only abstention by those elected. Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON stated, for the record, that Liliana MURISI voted affirmatively through videoconference. Then, the second Item on the Order of Business was introduced: 2) ELECTION OF THE MEMBERS OF THE AUDIT COMMITTEE. The Chair of the meeting took the floor and moved to elect Juan SALAS, Tomás WHITE and José Luis MOREA as members of the Company’s Audit Committee, and Jorge VILLEGAS and Oscar Luis GOSIO as deputy members. He made it clear that all the men proposed are independent of the Company except Oscar Luis GOSIO, pursuant to the provisions set forth by the Argentine Securities Commission (CNV). The motion was carried unanimously, with the only abstention by those elected. Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON stated, for the record, that Liliana MURISI voted affirmatively through videoconference. (…) There being no further business to come before the meeting, the meeting was adjourned at 12 p.m.

Leonardo Marinaro
 Head of Securities Market Relations
 Central Puerto S.A.